SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934



Gold Kist Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)



380614107
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


December 4, 2006
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Seciton 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No.  380614107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC
I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

1,333,000  (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

1,333,000  (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,333,000  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.61%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No.  380614107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Asset Management Inc.
I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

2,406,300  (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

2,432,300  (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,432,300  (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.77%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO
CUSIP No.  380614107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

 230,000  (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

230,000  (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,000  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.45%
14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
CUSIP No.  380614107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Foundation, Inc.
I.D. NO.  94-2975159
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   NV

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

20,000      (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

20,000        (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 20,000              (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    00-PRIVATE FOUNDATION
CUSIP No.  380614107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc.
I.D. NO.  13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

 726,584     (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

 726,584       (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 726,584              (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.42%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO, IA

CUSIP No.  380614107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GGCP, Inc.
I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

None  (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

NONE  (ITEM 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No.  380614107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
I.D. NO.  13-4007862


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
  New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

100,000  (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

100,000   (ITEM 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No.  380614107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
00 - Funds of private entities

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

45,000  (Item 5)


8
SHARED VOTING POWER

NONE


9
SOLE DISPOSITIVE POWER

45,000  (ITEM 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.09%
14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
The class of equity securities to which this statement on
Schedule 13D relates is the Common Stock of Gold Kist Inc. (the "Issuer"), a Delaware corporation with principal offices located at 244 Perimeter Center Parkway, N.E., Atlanta, GA 30346.

Item 2.		Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario
Gabelli") and various entities which he
directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form
Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli
Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO
Asset Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"),
Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc.
("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli,
and Interactive.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		GGCP makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.
As a part of its business, GSI may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the
Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia
Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of
Gabelli Securities International Limited ("GSIL"). GSIL provides investment
advisory services to offshore funds and accounts.   GSIL is an investment
advisor of Gabelli International Gold Fund Limited, Gabelli European
Partners, Ltd., and Gabelli Global Partners, Ltd.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended
("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The
Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund,
Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The
Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global
Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund,
Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The
Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value
Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap Value Fund,
The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli
Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The
Gabelli Global Gold, Natural Resources, & Income Trust (collectively, the "Funds"), which are registered investment companies.
		Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
		MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
		 Interactive is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Interactive actively pursues new business ventures and acquisitions. Interactive makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of Interactive.
		Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.
GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute a group. GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.
Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Interactive is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $100,131,455 to purchase the Securities reported as beneficially owned in Item
5. GAMCO and Gabelli Funds used approximately $49,496,106 and $27,499,960, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. MJG Associates used approximately $4,757,688 of client funds to purchase the Securities reported by it. GSI used approximately $14,937,042 of client funds to purchase the Securities reported by it. The Foundation used approximately $415,085 of its funds to purchase the Securities reported by it. GBL used approximately $2,086,520 of working capital to purchase the Securities reported by it. Mario J. Gabelli used approximately $939,054 of funds of private entities to purchase the Securities reported by him.

Item 4.		Purpose of Transaction
		Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exception of Interactive, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 4,886,884 shares, representing 9.58% of the 51,036,806 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended July 1, 2006. The Reporting Persons beneficially own those Securities as follows:

Name
Shares of
Common Stock
% of Class of
Common

Gabelli Funds


1,333,000

2.61%
GAMCO
2,432,300
4.77%

MJG Associates

230,000

0.45%

GSI

726,584

1.42%

Foundation

20,000

0.04%

GBL

100,000

0.20%

Mario Gabelli

45,000

0.09%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 26,000 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Gabelli Advisers and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships
with Respect
		to Securities of the Issuer
		The powers of disposition and voting of Gabelli Funds, Gabelli Advisers, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. 		Material to be Filed as an Exhibit
		The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit C in the Amendment No. 8 to
Schedule 13D of the Reporting Persons with respect to Edgewater Technologies,
Inc.
Exhibit A:
Joint Filing Agreement


Exhibit B:
Powers of Attorney to Douglas R. Jamieson and James E. McKee from Robert E. Dolan

Powers of Attorney to Douglas R. Jamieson and James E. McKee from Raymond H. Keller.

Powers of Attorney to Douglas R. Jamieson and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Karyn M. Nappi, and James E. McKee from Marc J. Gabelli.





Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	December 14, 2006

MARIO J. GABELLI
MJG ASSOCIATES, INC.
GGCP, INC.
GABELLI FOUNDATION, INC.



By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact



GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.




By:/s/ James E. McKee
	James E. McKee
	Secretary



GAMCO ASSET MANAGEMENT INC.



By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	President and Chief Operating Officer


SCHEDULE I
Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile

Mario J. Gabelli
Business Consultant
Chief Executive Officer of GGCP, Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by
Gabelli Funds, LLC; Chief Executive Officer of
Lynch Interactive Corporation.

Marc J. Gabelli
Chairman of Lynch Corporation

Matthew R. Gabelli
Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580

Charles C. Baum

Douglas R. Jamieson
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

See below
Joseph R. Rindler,
Jr.

Business Consultant/former Chairman of GAMCO
Asset Management Inc.
               Fredric V.
Salerno
Chairman; Former Vice Chairman and Chief Financial
Officer
Verizon Communications

Officers:

	Mario J. Gabelli
 Chief Executive Officer and Chief Investment
Officer

	Henry Kiernan
Vice President, Chief Financial Officer and
Secretary





GAMCO Investors, Inc.
Directors:


               Edwin L.
Artzt




               Richard L.
Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

	Mario J. Gabelli


               John D.
Gabelli
See above


Senior Vice President


               John C.
Ferrara


See below



	Karl Otto Pohl (1)




              Robert S.
Prather






               Vincent S.
Tese





Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319


Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167


Officers:

	Mario J. Gabelli

Chairman and Chief Executive Officer

Douglas R. Jamieson

Henry G. Van der Eb

John C. Ferrara

President and Chief Operating Officer

Senior Vice President

Interim Chief Financial Officer
	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Asset Management
Inc.
Directors:


	Douglas R. Jamieson
	Regina M. Pitaro
	F. William Scholz,
II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer - Value Portfolios



	Douglas R. Jamieson


President and Chief Operating Officer


Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer - Value Portfolios
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	James E. McKee
Secretary



Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
               Douglas R.
Jamieson

See above
See above
Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary

Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022


               Douglas R.
Jamieson

               F. William
Scholz, II


President and Chief Operating Officer

See above


Officers:


	Douglas R. Jamieson

               James E. McKee

               Kieran Caterina
See above

Assistant Secretary

Chief Financial Officer


Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.



Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds



               James E. McKee
Secretary




Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Mario J. Gabelli

See above - GGCP, Inc.


Glenn Angelillo
P.O. Box 128
New Canaan, CT 06840


              Alfred W. Fiore
The Ross Companies
1270 Avenue of the Americas
New York, NY 10020-1703


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022


              Lawrence R. Moats


Moats Office & Properties, Inc.
100 West Palatine Road, Ste. L30
P.O. Box 1189
Palatine, IL 60078-1189


Gary L. Sugarman

Chief Executive Officer
Richfield Associates
400 Andrews Street
Rochester, NY 14604
Officers:


	Mario J. Gabelli

Chairman
	Robert E. Dolan

Interim President and Chief Executive Officer,
Chief Financial Officer

               John A. Cole

Vice President, Corporate Development
Secretary and General Counsel



(1) Citizen of Germany




SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                      SHARES PURCHASED     AVERAGE
                        DATE             SOLD(-)           PRICE(2)
 COMMON STOCK-GOLD KIST INC.
          MARIO J. GABELLI
                      10/27/06           10,000            19.9865
                      11/28/06            5,000-           18.3309
          GABELLI FOUNDATION
                      12/05/06           18,000            20.8636
          GABELLI SECURITIES, INC.
                      12/04/06            4,000            20.8350
                      11/13/06              500            19.2550
		  ALCE PARTNERS
                      10/16/06            5,000            20.3580
		  GABELLI MULTIMEDIA PARTNERSHIP
                      11/13/06            1,000            19.2550
                      10/26/06            3,000            20.0050
                      10/16/06            3,000            20.3338
		  GABELLI ASSOCIATES LTD
                      12/12/06            6,700            20.8761
                      12/12/06           10,000            20.8750
                      12/11/06           10,000            20.8758
                      12/08/06           27,351            20.8650
                      12/07/06            8,500            20.8633
                      12/06/06            8,000            20.8500
                      12/06/06           17,500            20.8483
                      12/05/06           11,500            20.8424
                      12/05/06           42,892            20.8458
                      12/04/06            2,650            20.8638
                      12/04/06           25,930            20.8447
                      10/27/06            9,000            19.9131
                      10/26/06            3,000            19.9925
                      10/20/06            8,000            19.9406
                      10/19/06            1,500            20.3083
                      10/19/06            6,000            20.4017
                      10/17/06            4,000            20.6589
                      10/16/06            4,000            20.3465
                      10/13/06            3,000            20.2655
                      10/12/06            9,000            20.4781
		  GABELLI ASSOCIATES FUND II
                      12/08/06            5,000            20.8650
                      12/07/06            1,000            20.8624
                      12/06/06            3,000            20.8500
                      12/05/06            5,500            20.8424
                      12/04/06            2,500            20.8455
                      10/27/06            1,000            19.9150
                      10/20/06            1,000            19.9425
                      10/19/06              500            20.3100
                      10/17/06            1,000            20.6589
                      10/13/06              500            20.2655
                      10/12/06              500            20.4825
          	  GABELLI ASSOCIATES FUND
                      12/12/06           13,300            20.8756
                      12/11/06           10,000            20.8758
                      12/08/06           35,000            20.8654
                      12/07/06            9,278            20.8632
                      12/06/06            3,500            20.8450
                      12/06/06            7,500            20.8500
                      12/06/06           17,056            20.8483
                      12/05/06           42,000            20.8458
                      12/05/06           16,600            20.8424
                      12/04/06            2,500            20.8638
                      12/04/06           28,500            20.8447
                      10/27/06            9,000            19.9131
                      10/26/06            3,000            19.9925
                      10/20/06            9,000            19.9406
                      10/19/06            2,000            20.3075
                      10/19/06            6,000            20.4017
                      10/17/06            4,518            20.6589
                      10/16/06            4,414            20.3465
                      10/13/06            3,000            20.2655
                      10/12/06            9,500            20.4780
	    MJG ASSOCIATES, INC.
          	  GABELLI PERFORMANCE PARTNERSHIP
                      12/04/06           80,000            20.8350
		  GABELLI FUND, LDC
                      12/05/06           15,000            20.8552
                      12/04/06            5,000            20.8550
                      10/16/06            5,000            20.3555
          GABELLI INTERNATIONAL II LTD
                      12/04/06            5,000            20.8350
          GAMCO INVESTORS, INC.
                      12/04/06          100,000            20.8652
          GAMCO ASSET MANAGEMENT INC.
                      12/13/06            8,000            20.8800
                      12/11/06           38,000            20.8817
                      12/11/06           25,000            20.8850
                      12/11/06           25,000            20.8850
                      12/08/06           30,000            20.8678
                      12/08/06           10,000            20.8650
                      12/08/06           15,000            20.8699
                      12/07/06           23,000            20.8728
                      12/07/06            1,500            20.8624
                      12/06/06            1,000            20.8500
                      12/06/06            5,000            20.8630
                      12/06/06            3,600-           20.8244
                      12/06/06              500            20.8500
                      12/06/06           13,000            20.8550
                      12/05/06            3,000            20.8617
                      12/05/06            4,500            20.8714
                      12/05/06            5,000            20.8700
                      12/05/06           35,000            20.8550
                      12/05/06           25,000            20.8450
                      12/05/06            9,000            20.8550
                      12/05/06            9,000            20.8642
                      12/05/06           16,000            20.8611
                      12/05/06          200,000            20.8550
                      12/05/06           25,000            20.8450
                      12/05/06            7,000            20.8424
                      12/05/06           36,184            20.8588
                      12/05/06            9,900            20.8800
                      12/05/06           60,000            20.8581
                      12/04/06            2,500            20.8455
                      12/04/06            1,000            20.9208
                      12/04/06           10,100            20.9000
                      12/04/06           16,000            20.8599
                      12/04/06           11,000            20.8500
                      12/04/06            1,500            20.8445
                      12/04/06              600            20.9641
                      12/04/06          100,000            20.8565
                      12/04/06           38,000            20.8350
                      12/04/06            8,000            20.8639
                      12/04/06           15,000            20.8688
                      12/04/06           10,000            20.8623
                      12/04/06           11,000            20.8617
                      12/04/06            4,000            20.8720
                      12/04/06            4,000            20.8883
                      12/04/06           63,816            20.8568
                      11/29/06              300            19.2683
                      11/29/06            1,500-           19.3448
                      11/28/06            2,000-           18.3869
                      11/27/06              500-           18.4554
                      11/27/06            2,000            18.5800
                      11/22/06            2,000-           18.7994
                      11/21/06            5,000            18.9283
                      11/21/06            2,000            18.9105
                      11/21/06            1,000            18.9728
                      11/21/06            4,000-           18.8367
                      11/21/06           15,000            18.9402
                      11/21/06            2,000            18.9403
                      11/21/06            5,000            18.9208
                      11/20/06            5,000-           18.9184
                      11/16/06            5,000            19.0220
                      11/16/06            1,000            19.1390
                      11/16/06              200            19.3340
                      11/16/06            6,000            19.0415
                      11/16/06            2,000            19.0740
                      11/16/06            1,000            19.0000
                      11/16/06              300            19.2257
                      11/15/06              500            19.3950
                      11/15/06              500            19.2600
                      11/14/06            2,000            19.2560
                      11/13/06            4,000            19.2825
                      11/13/06            1,000            19.3150
                      11/13/06            5,000            19.2630
                      11/13/06            5,000            19.2038
                      11/10/06            1,000            19.3481
                      11/10/06            4,035            19.2992
                      11/10/06            4,000            19.3200
                      11/09/06            3,300            19.3291
                      11/08/06            5,000-           19.3364
                      11/01/06              500            20.0050
                      10/31/06           20,000            19.8100
                      10/27/06            1,000            19.9150
                      10/26/06            4,000            20.0319
                      10/26/06            4,000            20.0157
                      10/26/06            5,000            20.0124
                      10/24/06          120,000            19.9086
                      10/24/06           30,000            19.9086
                      10/20/06            1,000            19.9425
                      10/19/06              500            20.3050
                      10/19/06            3,000            20.4692
                      10/19/06            1,000            20.5125
                      10/19/06           43,000            20.4980
                      10/19/06              500            20.3100
                      10/19/06            1,000            20.2800
                      10/18/06            2,000            20.6472
                      10/18/06           12,000            20.7100
                      10/18/06              500            20.7447
                      10/18/06            1,300            20.6647
                      10/18/06            3,817            20.6317
                      10/18/06            5,000            20.6277
                      10/17/06            1,500            20.7117
                      10/17/06            6,000            20.6792
                      10/17/06              500            20.6589
                      10/17/06            4,000            20.7100
                      10/17/06           11,183            20.6742
                      10/17/06            3,700            20.6860
                      10/16/06            4,000            20.3663
                      10/16/06            6,000            20.3608
                      10/13/06            1,000            20.2500
                      10/13/06            1,000            20.2655
                      10/13/06            1,000            20.3150
                      10/13/06           14,100            20.3205
                      10/12/06           50,900            20.6222
                      10/12/06              500            20.4825
                      10/12/06              500            20.4775
 	    GABELLI FUNDS, LLC.
              GABELLI EQUITY TRUST
                      12/05/06          400,000            20.8450
                      12/04/06          150,000            20.8350
                      11/15/06           20,000-           19.0850
                      10/27/06           13,200            19.9900
                      10/26/06            6,800            19.9899
              GABELLI DIVIDEND & INCOME TRUST
                      12/11/06           66,600            20.8850
                      12/08/06          133,400            20.8650
                      10/27/06           22,800            20.0100
                      10/26/06          127,200            20.0100
              GABELLI ABC FUND
                      12/04/06          200,000            20.8350
                      11/13/06            3,000            19.2550
                      10/27/06           20,000            19.9850

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ STOCK EXCHANGE.

(2) PRICE EXCLUDES COMMISSION.


Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange
Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Gold Kist Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this December 14, 2006.


MARIO J. GABELLI
MARC J. GABELLI
GGCP, INC.
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FUND, LDC
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.



By:/s/ James E. McKee
     James E. McKee
     Attorney-in-Fact




GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GLI, INC.
GABELLI & COMPANY, INC.


By: /s/ James E. McKee
       James E. McKee
       Secretary or Assistant Secretary






ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.
GABELLI EUROPEAN PARTNERS MASTER FUND, LTD.
GABELLI GLOBAL PARTNERS MASTER FUND, LTD.
GABELLI ASSOCIATES LIMITED
GABELLI ASSOCIATES FUND



By:/s/ James E. McKee
      James E. McKee
      Secretary of Gabelli Securities Inc.







BRIGHTON COMMUNICATIONS CORPORATION
LYNCH INTERACTIVE CORPORATION
WESTERN NEW MEXICO
INTER-COMMUNITY TELEPHONE COMPANY



BY:/s/ James E. McKee
       James E. McKee
       Attorney-in-Fact





GAMCO ASSET MANAGEMENT INC.


By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President